EXHIBIT 99.2

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTICE OF ANNUAL GENERAL MEETING

OF THE SHAREHOLDERS TO BE HELD ON AUGUST 30, 2019

YOU ARE HEREBY NOTIFIED that the Annual General Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Asia Pacific Wire & Cable Corporation Limited (the “Company”) will be held at the executive offices of Fox Horan & Camerini, LLP, located at 885 Third Avenue, 17th Floor, New York, NY 10022, USA, on August 30, 2019 at 9:00 a.m. (New York time) / 9:00 p.m. (Taipei time) for the following purposes:

1.	To confirm due Notice to the Shareholders in convening the Meeting;

2.	To approve the written record of the last Annual General Meeting of the Shareholders of the Company held on August 31, 2018;

3.	To approve the minimum number of directors at two (2) and the maximum number of directors at nine (9);

4.	To elect up to nine (9) directors, each to hold office until re-elected or their successors are appointed at the next annual general meeting or any special general meeting of the Shareholders or, by the then remaining directors, in the event of their resignation, removal or their office otherwise becoming vacant;

5.	To approve the compensation to be paid to each of the directors;

6.	To present before the Meeting the audited financial statements of the Company for the fiscal year ended December 31, 2018;

7.	To ratify the appointment by the Audit Committee of PricewaterhouseCoopers Taiwan as the independent auditors of the Company for the 2019 fiscal year, and to authorize the Board of Directors of the Company acting through its Audit Committee to determine the remuneration of the independent auditors for the 2019 fiscal year; and

8.	To consider such other matters as may be appropriately brought before the Shareholders.

In addition, during the Meeting, there will be a report by management on certain unaudited financial results of the Company for the first six months of 2019. Shareholders of record as of the close of business on June 28, 2019 (the “Record Date”) are entitled to notice of and to vote, in person or by a duly-executed and timely-delivered proxy, at the Meeting or any adjournments or postponements thereof. Enclosed is a (i) proxy statement setting forth more information about these matters and the Meeting and (ii) a proxy card for registering votes, containing instructions on the several methods of voting.

Shareholders are encouraged to attend the Meeting. Shareholders not able to attend the Meeting in person are invited to participate by conference telephone by dialing into the Meeting on one of the following numbers:

Participant (U.S. Domestic) Toll Free Dial-In Number: 1 (866) 294-7501

Participant International Dial-In Number: 1 (769) 208-9271

Conference ID: 1589686

Upon calling into the Meeting, the conference call operator or an inspector of elections may request your name and the number of shares of the Company that you own.

Thereafter, you will be joined to the Meeting along with other Shareholder participants.

BY ORDER of the Directors

/s/ Estera Services (Bermuda) Limited

Bermuda Resident Assistant Secretary

Dated: August 2, 2019